Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

March 10, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Nicholas Nalbantian

Donald Field

Re:	Alibaba Group Holding Ltd

Form 20-F for the Fiscal Year Ended March 31, 2022

Filed July 26, 2022

Response Dated January 11, 2023

File No. 001-36614

Ladies and Gentlemen:

We are submitting this letter in response to your correspondence dated February 24, 2023 (the “February 24 Letter”) concerning the above-referenced response letter, dated January 11, 2023, regarding the annual report on Form 20-F that Alibaba Group Holding Limited (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2022.

In the February 24 Letter, you requested that the Company respond to the staff (the “Staff”) of the Commission’s comments within 10 business days or advise the Staff when the Company will respond. The Company respectfully advises the Staff that it continues to work on its responses and anticipates that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until March 24, 2023 (10 business days from the date of this request) and expects to respond by that date.

*     *     *     *

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	christopher k.s. wong
resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett

March 10, 2023	-2-

If you have any question regarding the responses contained in this letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com.

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:	Daniel Yong Zhang, Chief Executive Officer

Toby Hong Xu, Chief Financial Officer

Sara Siying Yu, General Counsel

Alibaba Group Holding Limited